FILED BY ENERFLEX LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND DEEMED FILED PURSUANT TO RULE 14A-12

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

SUBJECT COMPANY: EXTERRAN CORPORATION

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM F-4 FILED BY ENERFLEX LTD.: 333-263714

ENERFLEX LTD. ANNOUNCES FILING OF MANAGEMENT INFORMATION CIRCULAR FOR PROPOSED ACQUISITION OF EXTERRAN CORPORATION

Special Meeting of Enerflex Ltd. Shareholders Set for October 11, 2022

NEWS RELEASE

CALGARY, Alberta, September 9, 2022 — Enerflex Ltd. (TSX: EFX) (“Enerflex” or the “Company”), a leading supplier of vertically integrated products and services to the global energy industry, is pleased to announce today that it has filed a management information circular and related meeting materials (collectively, the “Circular”) in connection with its upcoming Special Meeting of Shareholders to be held on October 11, 2022 (the “Special Meeting”). In accordance with the requirements of the Toronto Stock Exchange (“TSX”), the Company is asking Enerflex shareholders to consider and approve the issuance of common shares of Enerflex to the holders of common stock of Exterran Corporation (“Exterran”) (NYSE:EXTN) in furtherance of Enerflex’s acquisition of Exterran (the “Transaction”). The Enerflex Board of Directors unanimously recommends that Enerflex shareholders vote “FOR” the issuance of common shares pursuant to the Transaction.

ABOUT THE TRANSACTION

As previously announced on January 24, 2022, Enerflex and Exterran agreed to an all-share business combination to create a premier integrated global provider of energy infrastructure and energy transition solutions. Under the terms of the Merger Agreement, Enerflex will acquire all outstanding shares of common stock of Exterran by issuing 1.021 common shares of Enerflex in exchange for each share of common stock of Exterran. Following the close of the Transaction, Enerflex shareholders will own approximately 72.5% of the combined company on a non-diluted basis (73.2% on a fully diluted basis).

Enerflex shareholders and customers will immediately benefit from the combined company’s enhanced size and scale and broader depth of offerings serving the natural gas, energy transition, and water markets. The Transaction is expected to accelerate the growth of recurring revenues, and approximately double adjusted earnings before finance costs, income taxes, depreciation, and amortization (“EBITDA”), with roughly 20% earnings per share (“EPS”) accretion and 11% cash flow per share (“CFPS”) accretion for Enerflex shareholders. The Transaction is also expected to unlock significant value by reducing cyclicality, enhancing margins, and delivering substantial cost and revenue synergies.

Marc Rossiter, Enerflex’s President and Chief Executive Officer said, “With a renewed focus on natural gas’ critical role in energy security and decarbonization and our global geographic presence, the rationale for this Transaction is stronger than ever. As a combined company, with sustainably improved profitability and strong cash flow generation, we will be poised to de-lever our balance sheet and deliver superior long-term shareholder value. We cannot wait to bring together these great companies and build upon the momentum we are capturing through strong Engineered Systems bookings and the advancement of our energy transition business, which have already contributed to Enerflex’s third-quarter 2022 bookings to date of approximately $175 million. With integration planning well underway, we are well positioned to hit the ground running upon close and begin delivering on the value-creation potential of the new Enerflex.”

The Company has posted a presentation on the combined company following the closing of the Transaction on its website at www.enerflex.com.

APPROVALS AND CLOSING

On September 6, 2022, the Company received conditional approval from the New York Stock Exchange (“NYSE”) for the listing of the common shares of Enerflex on the NYSE. On September 7, 2022, the Company received conditional listing approval from the TSX for the common shares of Enerflex issuable pursuant to the Transaction. Additionally, on September 8, 2022, the U.S. Securities and Exchange Commission (“SEC”) declared the Registration Statement on Form F-4 effective. These approvals satisfied the final regulatory requirements to the calling of the respective meetings of shareholders. The Company expects to close the Transaction early in the fourth quarter of 2022, subject to Enerflex and Exterran shareholder approval and other customary closing conditions.

SPECIAL SHAREHOLDER MEETINGS

The Enerflex Special Meeting to consider and vote on the resolution in connection with the Transaction will be held at The Westin Calgary, 320 4th Avenue S.W., Calgary, Alberta, on October 11, 2022 at 9:00 a.m. (MDT), for Enerflex shareholders of record at the close of business on September 9, 2022. Exterran also plans to hold its special meeting of stockholders to approve the Transaction on October 11, 2022.

HOW TO VOTE

Only Enerflex shareholders of record at the close of business on September 9, 2022 are entitled to vote at the Special Meeting. Enerflex shareholders are not required to wait until the Special Meeting to cast their vote and are encouraged to vote online, by telephone, or mail, at their earliest convenience. Voting instructions are detailed in the Circular.

The Circular is available under Enerflex’s profile on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.enerflex.com. Enerflex shareholders are urged to read the Circular, including its appendices, carefully and in their entirety. The description of the Transaction in this news release does not purport to be complete and is subject to and qualified in its entirety by reference to the Circular.

SHAREHOLDER QUESTIONS AND ASSISTANCE

The Company has retained Morrow Sodali Global LLC (“Morrow Sodali”) to act as its proxy solicitation agent in connection with the Transaction. Enerflex shareholders who have questions regarding the Circular or require assistance with voting are encouraged to contact Morrow Sodali, by telephone toll free in North America at 1 (888) 999-3016 or at 1 (289) 695-3075 outside of North America, or by e-mail at assistance@morrowsodali.com.

ADVISORY REGARDING FORWARD-LOOKING INFORMATION

This news release contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to management’s expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “create”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are

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intended to identify forward-looking information. In particular, this news release includes (without limitation) forward-looking information pertaining to the Special Meeting being called to consider the Transaction and the timing in connection therewith, the expected growth of recurring revenues and adjusted EBITDA and the timing in connection therewith, the expected EPS and CFPS accretion and the timing in connection therewith, the value to be unlocked by reducing cyclicality, enhancing margins, and delivering substantial cost and revenue synergies and the timing associated therewith, the closing of the Transaction in the fourth quarter of 2022, the receipt of required shareholder approvals along with other customary closing conditions and the timing associated therewith, and the timing of the Exterran Special Meeting of Stockholders.

All forward-looking information in this news release is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance matters; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information included in this news release, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this news release should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary shareholder, lender, or other third-party approvals to satisfy the closing conditions of the Transaction, if at all; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s Management’s Discussion and Analysis and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively.

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The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this news release is made as of the date of this news release and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This news release and its contents should not be construed, under any circumstances, as investment, tax, or legal advice.

NO OFFER OR SOLICITATION

This news release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular contains a detailed description of the Transaction and is available under Enerflex’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000.

PARTICIPANTS IN THE SOLICITATION

Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail S.E., Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended.

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ABOUT ENERFLEX

Enerflex is a single-source supplier of natural gas compression, oil and gas processing, refrigeration systems, and electric power generation equipment, including related in-house engineering and mechanical services expertise. The Company’s broad in-house resources provide the capability to engineer, design, manufacture, construct, commission, service, and operate hydrocarbon handling systems. Enerflex’s expertise encompasses field production facilities, compression and natural gas processing plants, gas lift compression, refrigeration systems, and electrical power solutions serving the natural gas production industry.

Headquartered in Calgary, Alberta, Canada, Enerflex has approximately 2,100 employees worldwide. Enerflex, its subsidiaries, interests in associates, and joint operations operate in Canada, the USA, Argentina, Bolivia, Brazil, Colombia, Mexico, the United Kingdom, Bahrain, Kuwait, Oman, the United Arab Emirates, Australia, New Zealand, Indonesia, Malaysia, and Thailand. Enerflex operates three business segments: USA, Rest of World, and Canada. Enerflex’s common shares trade on the TSX under the symbol “EFX”. For more information about Enerflex, visit www.enerflex.com.

For investor and media enquiries, contact:

Marc Rossiter	Sanjay Bishnoi	Stefan Ali
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer	Vice President, Strategy & Investor Relations
Tel: (403) 387-6325	Tel: (403) 236-6857	Tel: (403) 717-4953

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